United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________________ to ___________________

Commission File Number 001-05620

A. Full title of the plan and the address of the plan,

if different from that of the issuer named below:

SAFEGUARD SCIENTIFICS, INC.

RETIREMENT PLAN

(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAFEGUARD SCIENTIFICS, INC.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA 19087

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

REQUIRED INFORMATION

(1)	Financial Statements

The following statements, including the Report of Independent Registered Public Accounting Firm thereon, of Safeguard Scientifics, Inc. Retirement Plan are submitted herewith:

Statements of Net Assets Available for Plan Benefits, December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2003, 2002, and 2001

Notes to Financial Statements

Schedule I – Schedule of Assets (Held at End of Year), December 31, 2003

The schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Safeguard Scientifics, Inc. Retirement Plan.

(2)	Exhibits

The following Exhibits are submitted herewith:

	Exhibit 23 –	Consent of Independent Registered Public Accounting Firm

	Exhibit 32 –	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Safeguard Scientifics, Inc. Retirement Plan Committee have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SAFEGUARD SCIENTIFICS, INC.

RETIREMENT PLAN COMMITTEE

Date: June 22, 2004	By:	STEVEN J. GRENFELL

Plan Committee Member

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Report of Independent Registered Public Accounting Firm

The Safeguard Scientifics, Inc. Retirement Plan Committee
Safeguard Scientifics, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Safeguard Scientifics, Inc. Retirement Plan, formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Safeguard Scientifics, Inc. Retirement Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 25, 2004

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Investments, at fair value	$4,852,598	5,511,031
Contributions receivable:
Employer’s contribution	—	52,945
Participant contributions	—	6,770
Loans to participants	1,642	36,716

Net assets available for plan benefits	$4,854,240	5,607,462

See accompanying notes to financial statements.

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Additions:
Participant contributions	$395,002	797,863	1,002,144
Employer contributions	261,199	231,374	729,920
Dividends and interest	310,536	32,971	82,884
Loan interest	2,699	3,485	6,744
Net appreciation in fair value of investments	1,718,724	—	—

Total additions	2,688,160	1,065,693	1,821,692

Deductions:
Administrative expenses	12,536	15,603	30,076
Benefits paid	3,428,846	1,573,579	1,789,368
Net depreciation in fair value of investments	—	2,723,538	4,954,498

Total deductions	3,441,382	4,312,720	6,773,942

Net decrease	(753,222)	(3,247,027)	(4,952,250)
Transfers out of the plan to the TL Ventures benefit plan (note 1)	—	—	(4,648,866)
Transfers out of the plan to the aligne, inc. 401(k) plan (note 1)	—	—	(181,145)
Transfers to the plan	—	—	6,113,922
Net assets available for plan benefits:
Beginning of year	5,607,462	8,854,489	12,522,828

End of year	$4,854,240	5,607,462	8,854,489

See accompanying notes to financial statements.

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Safeguard Scientifics, Inc. Retirement Plan (the Plan), formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, provides general information only. Participants should refer to the Plan agreement for more complete information.

(a)	General

The Plan is a contributory defined contribution plan established in 1981 by Safeguard Scientifics, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has the right under the Plan to amend, modify, suspend, or terminate the Plan at any time. A committee of individuals (Plan Committee) appointed by the Plan administrator is generally responsible for the operations of the Plan.

(b)	Eligibility

Eligible employees in 2003 and 2002 included salaried and hourly employees of the Company, Safeguard International Group, Inc. (through March 31, 2002), and Penn-Sylvan Management Inc. (through August 31, 2003), subsidiaries of the Company (collectively, the Employers). However, any person who was a nonresident alien until August 1, 2003 and received no earned income from the Employers which constituted income from sources within the United States, any leased employee, and any employee of other members of the controlled group of employers (Alliance Consulting Group Associates, Inc. Pacific Title and Art Studio, Inc. Technology Leaders Management, Inc. (through December 31, 2002), Lever 8 Solutions, Inc. (through December 31, 2002 when it was merged into Alliance Consulting Group Associates, Inc.) , K Consultants, Inc. (through December 31, 2002 when it was merged into Alliance Consulting Group Associates, Inc.), and aligne, inc. (through December 31, 2002 when it was merged into Alliance Consulting Group Associates, Inc.) is not an eligible employee. In addition, any person whose terms and conditions of employment are determined through collective bargaining is not an eligible employee unless the collective bargaining agreement provides for the inclusion of such person in the Plan. The Employers do not have any collective bargaining agreements at December 31, 2003.

Effective as of January 2001, Technology Leaders Management, Inc. d/b/a TL Ventures spun off the assets and liabilities representing the interests and entitlements of the employees of TL Ventures into its own retirement plan. Effective as of April 2001, aligne, inc. spun off the assets and liabilities representing the interests and entitlements of the employees of aligne, inc. into its own retirement plan.

(c)	Contributions

As of August 1, 2003, participants may defer from 1% to 75% of eligible compensation. Participants 50 years of age or older by December 31, 2003 may defer an additional $2,000 over the course of the year ($1,000 in 2002), but only if the participant will otherwise make the maximum salary deferral to the Plan based on any Plan or legal limit.

As of January 1, 2002, participants may defer from 1% to 45% of eligible compensation plus up to 100% of any Employer-paid cash bonus. During 2001, participants could contribute from 1% to 15%

4	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

of eligible compensation plus up to 100% of any Employer-paid cash bonus. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan.

The Plan also permits participants to roll over certain amounts received from another qualified retirement plan. Effective January 1, 2002, participants are permitted to roll over certain amounts from various types of plans as specified in the Economic Growth and Tax Reconciliation Act of 2001.

Before October 1, 1991, the Plan allowed after-tax contributions that became part of a participant’s After-Tax Voluntary Contribution Subaccount. Although after-tax contributions are no longer allowed under the Plan, such contributions made to the Plan prior to October 1, 1991 continue to be held in the Plan.

During 2003, a discretionary matching contribution by the Company was made to eligible non-highly compensated employees equal to a $1.50 matching contribution for each $1 of compensation deferred by eligible participants, up to a maximum matching contribution equal to 7.5% of each eligible participant’s compensation.

During 2002 and 2001, contributions by the Employers were made on a matched basis dollar for dollar on salary deferrals up to 3% of compensation and then 50 cents on the dollar on salary deferrals from 3% to 5% of compensation.

Plan participants are eligible to join the Plan effective as of the first day of the month following their hire date, and Plan participants are eligible for the Employer matching contributions immediately upon joining the Plan.

Total contributions in a plan year may not exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

(d)	Plan Amendments

Effective July 1, 2003, the Plan was amended to (i) restate the Safeguard Scientifics, Inc. Retirement Plan in its entirety to conform with the terms of the Principal Financial Group Prototype for Savings Plans (Adoption Agreement Plan No. 001 and Basic Plan No. 002), (ii) change the Plan’s funding agent from Manchester Benefits Group, Ltd. to the Principal Financial Group, (iii) terminate its agreement in whole with Manchester Benefits Group, Ltd., (iv) eliminate the Schwab self-directed brokerage account investment option, and (v) permit participants to defer from 1% to 75% of eligible compensation.

Effective January 1, 2003, the Plan was amended to eliminate the Employers’ fixed matching contribution and provide in its place a year-end discretionary matching contribution to all eligible participants who have made salary deferrals under the Plan during the Plan year and are active employees on December 31. Any discretionary matching contributions made by the Employers will be 100% vested.

5	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

Effective January 1, 2002, the Plan was amended to (i) permit catch-up contributions, (ii) provide that participants receiving hardship distributions shall be prohibited from making elective deferrals for six months, (iii) exclude rollover contributions in determining the value of a participant’s nonforfeitable account balance for purposes of the Plan’s involuntary cash-out rules, (iv) adopt the minimum distribution requirements pursuant to Section 401(a)(9) of the Final and Temporary Treasury Regulations, and (v) permit participants to defer from 1% to 45% of eligible compensation.

Effective January 1, 2001, all contributions under the former Money Purchase Pension Plan ceased and the Plan added a profit sharing feature, which will allow the Employers to make annual discretionary contributions to eligible employees. The vesting period for discretionary profit sharing contributions is five years. The discretionary profit sharing contributions vest at a rate of 20% of each year of service, with full vesting occurring after five years of service.

The Money Purchase Pension Plan was merged into the Retirement Plan on January 1, 2001, and the vesting schedule was modified from a seven-year vesting schedule to a five-year vesting schedule.

(e)	Participant Accounts

At December 31, 2003, participant contributions were invested as directed by each participant in 20 separate investment alternatives. At December 31, 2002, participant contributions were invested as directed by each participant in 19 separate investment alternatives, one of which was a self-directed brokerage account. Participants may change investment options daily and can change their contribution percentage monthly through July 31, 2002 and daily commencing August 1, 2003.

In the event a participant fails to submit written notice of allocation, contributions will be invested at the discretion of the Plan administrator.

Interest, dividends, and other income earned by the investment funds are reinvested in the same funds. Such amounts are allocated to participants based upon the proportion of a participant’s balance to that total fund balance.

(f)	Participant Loans

Eligible participants may borrow up to 50% of their vested account balance. The minimum and maximum loan amount is $1,000 and $50,000, respectively. Loans bear interest at a rate equal to prime plus 2% and must be repaid within five years or, when the proceeds of a loan are used to purchase a dwelling unit, 15 years.

(g)	Vesting

Participants are immediately vested in all contributions they make to the Plan as well as all earnings (losses) on such investments. Effective November 1, 2000, participants were immediately vested in Employers’ nondiscretionary matching contributions and the vesting of the contributions under the former Money Purchase Pension Plan was accelerated to a five-year vesting schedule at a rate of 20% for each year of service. There is a five-year vesting period for discretionary profit sharing contributions in which participants vest at a rate of 20% for each year of service, with full vesting occurring after five years of service.

6	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

(h)	Payment of Benefits

Upon retirement, death, disability, or termination of service (subject to vesting requirements), participants or beneficiaries are entitled to a distribution equal to the total value of their accounts, and under certain circumstances the Plan administrator may distribute all of a participant’s account if that participant is no longer eligible to make contributions to the Plan. Participants experiencing serious financial hardships may also be entitled to a distribution upon approval of the Plan administrator. Such distributions may be made:

(1)	in cash as a lump-sum payment;

(2)	in common stock for the value of an individual’s investment in that common stock;

(3)	in the form of installments over a fixed period; or

(4)	under other methods of payment that may be adopted and applied uniformly among all Plan participants by the Plan administrator.

Request for distribution of a participant’s account will be processed as soon as possible following the event (i.e., termination, retirement, disability, or death) that calls for distribution.

(i)	Forfeitures

Forfeited amounts of $0, $43,926, and $38,424 were used to reduce Employers’ contributions under the Plan in 2003, 2002, and 2001, respectively, and were allocated to participant accounts as if they were contributed by the Employers. The remaining balance in the forfeiture account at December 31, 2003 and 2002 totaled $21,467 and $8,334, respectively.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will immediately become fully vested and be entitled to full distribution of its share of the Plan. In addition, each of the Employers has the right to discontinue its contributions at any time. None of the Employers has expressed any intent to discontinue contributions.

(k)	Administrative Expenses

Effective January 1, 2001, administrative expenses are paid by both the Company and the Plan.

(2)	Sale of Pioneer Metal Finishing

In 1997, Pioneer Metal Finishing (Pioneer) was sold to its management group. The Plan granted immediate 100% vesting to those Pioneer employees who were employed on the sale date. Approximately $336,000 and $36,000 in benefit distributions from the Plan relating to the sale of Pioneer were paid in 2003 and 2002, respectively.

7	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis, with average cost used in determining gains or losses on sales of investments. Dividends are recorded on ex-dividend dates.

(b)	Investment Valuation

Plan investments are stated at fair market value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Upon enrollment in the Plan, a participant may direct contributions to any of the funds available in the Plan. The investment funds at December 31, 2003 were as follows:

The Principal Money Market Fund seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity. The Fund invests its assets in a portfolio of high quality, short-term money market instruments. The investments are U.S. dollar denominated securities which the Sub-Advisor, Principal, believes present minimal credit risks. The Fund maintains a dollar weighted average portfolio maturity of 90 days or less. It intends to hold its investments until maturity. However, the Fund may sell a security before it matures. At December 31, 2003, 57 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $1.00 and 414,900, respectively.

The Mason Street Select Bond A Fund seeks high income and capital appreciation, consistent with preservation of capital. The Fund holds diversified investment-grade corporate, mortgage-backed, Treasury and government agency bonds with maturities generally exceeding one year. The Fund may invest up to 15% of its total net assets in high yield/high risk bonds and up to 15% of its total net assets in foreign securities, consistent with its investment objective. At December 31, 2003, 25 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $9.77 and 16,952, respectively.

The Principal S&P 500 Index Fund seeks long-term growth of capital. Under normal market conditions, the Fund invests at least 80% of its assets in common stocks of companies that compose the Standard & Poor’s (S&P) 500 Index. The Sub-Advisor, Principal, attempts to mirror the investment performance of the Index by allocating the Fund’s assets in approximately the same weightings as the S&P 500. Over the long-term, Principal seeks a very close correlation between performance of the Fund, before expenses, and that of the S&P 500. The Fund uses an indexing strategy and is not managed according to traditional methods of “active” investment management. Active management would include buying and selling securities based on economic, financial, and investment judgment. Instead, the Fund uses a passive investment approach. Rather than judging the merits of a particular stock in selecting investments, Principal focuses on tracking the S&P 500. Principal may also use stock index futures as a substitute for the sale or purchase of securities. It does not attempt to manage market volatility, use defensive strategies or reduce the effect of any long-term periods of poor stock performance. At December 31, 2003, 20 Plan participants were

8	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

invested in the fund. At December 31, 2003, the value per share and number of shares were $8.53 and 29,907, respectively.

The Principal LifeTime Strategic Income Fund seeks high current income. To pursue its goal, the Fund invests in shares of other Principal Investors Funds (the underlying funds). The underlying funds are intended to give the Fund moderate exposure to the domestic and foreign equity and fixed-income markets. At any time, the Sub-Advisor, Principal, may add or substitute underlying funds in which the Fund invests. Currently, approximately 25% of the Fund’s assets are invested in equity securities and 75% in fixed-income securities. In deciding how to allocate the Fund’s assets among the underlying funds, Principal considers long-term asset class returns and volatility assumptions. There are no minimum or maximum percentages in which the Fund must invest in any underlying fund. At December 31, 2003, 2 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $10.98 and 186, respectively.

The Principal LifeTime 2010 Fund seeks a total return consisting of long-term growth of capital and current income. To pursue its goal, the Fund invests in shares of other Principal Investors Funds (the underlying funds). The underlying funds are intended to give the Fund broad exposure to the domestic and foreign equity and fixed-income markets. At any time, the Sub-Advisor, Principal, may add or substitute underlying funds in which the Fund invests. Currently, approximately 40% of the Fund’s assets are invested in equity securities and 60% in fixed-income securities. In deciding how to allocate the Fund’s assets among the underlying funds, Principal considers long-term asset class returns and volatility assumptions. There are no minimum or maximum percentages in which the Fund must invest in any underlying fund. At December 31, 2003, 3 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $10.91 and 979, respectively.

The Principal LifeTime 2020 Fund seeks a total return consisting of long-term growth of capital and current income. To purchase its goal, the Fund invests in shares of other Principal Investors Funds (the underlying funds). The underlying funds are intended to give the Fund broad exposure to the domestic and foreign equity and fixed-income markets. At any time, the Sub-Advisor, Principal, may add or substitute underlying funds in which the Fund invests. Currently, approximately 50% of the Fund’s assets are invested in equity securities and 50% in fixed-income securities. In deciding how to allocate the Fund’s assets among the underlying funds, Principal considers long-term asset class returns and volatility assumptions. There are no minimum or maximum percentages in which the Fund must invest in any underlying fund. At December 31, 2003, 2 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $10.88 and 335, respectively.

The Principal LifeTime 2030 Fund seeks a total return consisting of long-term growth of capital and current income. To pursue its goal, the Fund invests in shares of other Principal Investors Funds (the underlying funds). The underlying funds are intended to give the Fund broad exposure to the domestic and foreign equity and fixed-income markets. At any time, the Sub-Advisor, Principal, may add or substitute underlying funds in which the Fund invests. Currently, approximately 60% of the Fund’s assets are invested in equity securities and 40% in fixed-income securities. In deciding how to allocate the Fund’s assets among the underlying funds, Principal considers long-term asset class

9	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

returns and volatility assumptions. There are no minimum or maximum percentages in which the Fund must invest in any underlying fund. At December 31, 2003, 25 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $10.62 and 28,750, respectively.

The Principal LifeTime 2040 Fund seeks a total return consisting of long-term growth of capital and current income. To pursue its goal, the Fund invests in shares of other Principal Investors Funds (the underlying funds). The underlying funds are intended to give the Fund broad exposure to the domestic and foreign equity and fixed-income markets. At any time, the Sub-Advisor, Principal, may add or substitute underlying funds in which the Fund invests. Currently, approximately 70% of the Fund’s assets are invested in equity securities and 30% in fixed-income securities. In deciding how to allocate the Fund’s assets among the underlying funds, Principal considers long-term asset class returns and volatility assumptions. There are no minimum or maximum percentages in which the Fund must invest in any underlying fund. At December 31, 2003, 3 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $10.64 and 442, respectively.

The Principal LifeTime 2050 Fund seeks a total return consisting of long-term growth of capital and current income. To pursue its goal, the Fund invests in shares of other Principal Investors Funds (the underlying funds). The underlying funds are intended to give the Fund broad exposure to the domestic and foreign equity and fixed-income markets. At any time, the Sub-Advisor, Principal, may add or substitute underlying funds in which the Fund invests. Currently, approximately 80% of the Fund’s assets are invested in equity securities and 20% in fixed-income securities. In deciding how to allocate the Fund’s assets among the underlying funds, Principal considers long-term asset class returns and volatility assumptions. There are no minimum or maximum percentages in which the Fund must invest in any underlying fund. At December 31, 2003, 4 Plan participants were invested in the fund. At December 31, 2003, the value per share and numbers of shares were $10.20 and 4,072, respectively.

The Principal Partners LargeCap Blend Fund seeks long-term growth of capital. The Fund pursues its investment objective by investing primarily in equity securities of U.S. companies. Under normal market conditions, the Fund invests at least 80% of its assets in common stocks of companies with large market capitalizations (those with market capitalizations within the range of companies in the S&P 500 Index) at the time of purchase. The Fund’s Sub-Advisor uses a disciplined portfolio construction process whereby it weights each sector approximately the same as the Standard & Poor’s 500 Stock Index. Individual holdings within each sector, and their weights within the portfolio, can vary substantially from the S&P 500 index. At December 31, 2003, 13 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $9.90 and 1,280, respectively.

The Principal Partners LargeCap Value Fund seeks long-term growth of capital. The Fund invests primarily in undervalued equity securities of companies among the 750 largest by market capitalization that the Sub-Advisor, Bernstein, believes offer above-average potential for growth in future earnings. Under normal market conditions, the Fund generally invests at least 80% of its assets in companies with large market capitalizations (those with market capitalizations similar to

10	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

companies in the Russell 1000 Value Index) at the time of purchase. The Fund may invest up to 25% of its assets in securities of foreign companies. At December 31, 2003, 35 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $12.08 and 41,481, respectively.

The Principal Partner MidCap Value Fund seeks long-term growth of capital. The Funds invests primarily in common stocks of medium capitalization companies. Under normal market conditions, the Fund invests at least 80% of its assets in common stocks of companies with medium market capitalization (those with market capitalizations similar to companies in the Russell MidCap Index) at the time of purchase. Companies may range from the well established and well known to the new and unseasoned. The Fund may invest up to 25% of its assets in securities of foreign companies. At December 31, 2003, 28 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $12.62 and 20,973, respectively.

The American Century Small Cap Value Advantage Fund seeks long-term growth of capital. Income is a secondary objective. The fund managers will invest at least 80% of the fund’s assets in small cap companies. The fund managers consider small cap companies to include those with a market capitalization no larger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index. The fund managers look for stocks of companies that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold them until they have returned to favor in the market and their stock prices have gone up. At December 31, 2003, 7 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $9.18 and 1,143, respectively.

The American Funds Growth Fund of America R3 Fund’s investment objective is to provide growth of capital. The fund invests primarily in common stocks. The fund may also hold cash or money market instruments. The size of the fund’s cash position will vary and will depend on various factors, including market conditions and purchases and redemptions of fund shares. A larger cash position could detract from the achievement of the fund’s objective in a period of rising market prices; conversely, it could reduce the fund’s magnitude of loss in the event of falling market prices and provide liquidity to make additional investments or to meet redemptions. The fund relies on the professional judgment of its investment advisor to make decisions about the fund’s portfolio investments. The basic investment philosophy of the investment advisor is to seek attractively priced securities that represent good long-term investment opportunities. At December 31, 2003, 51 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $24.34 and 56,278, respectively.

The Principal S&P 400 Index Fund seeks long-term growth of capital. Under normal market conditions, the Fund invests at least 80% of its assets in common stocks of companies that compose the Standard & Poor’s (S&P) MidCap 400 Index. The Sub-Advisor, Principal, attempts to mirror the investment performance of the Index by allocating the Fund’s assets in approximately the same weightings as the S&P MidCap 400. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the Index than smaller ones. Over the

11	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

long-term, Principal seeks a very close correlation between performance of the Fund, before expenses, and that of the S&P MidCap 400. The Fund uses an indexing strategy and is not managed according to traditional methods of “active” investment management. Active management would include buying and selling securities based on economic, financial, and investment judgment. Instead, the Fund uses a passive investment approach. Rather than judging the merits of a particular stock in selecting investments, Principal focuses on tracking the S&P Midcap 400. Principal may also use stock index futures as a substitute for the sale or purchase of securities. It does not attempt to manage market volatility, use defensive strategies or reduce the effect of any long-time periods of poor stock performance. At December 31, 2003, 7 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $11.49 and 763, respectively.

The Principal Partners LargeCap Growth I Fund seeks long-term growth of capital. The Fund seeks to maximize long-term capital appreciation by investing primarily in growth-oriented equity securities of U.S. and, to a limited extent, foreign companies that are listed on U.S. exchanges or traded in U.S. markets. The Fund invests primarily in companies with market capitalizations of $10 billion or more that the Sub-Advisor, Morgan Stanley Investment Management (MSIM), believes exhibit strong free cash flow and earnings growth. MSIM emphasizes individual security selection and, under normal circumstances, the Fund invests at least 80% of its assets in equity securities. The Fund’s investments in foreign companies will be limited to 25% of its assets and to securities listed on U.S. exchanges or traded in U.S. markets. At December 31, 2003, 35 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $7.24 and 3,931, respectively.

The Principal Partners MidCap Growth Fund seeks long-term growth of capital. The Fund invests primarily in common stocks and other equity securities of U.S. companies with strong earnings growth potential. Under normal market conditions, the Fund invests at least 80% of its assets in common stocks of companies with medium market capitalizations, (those with market capitalizations similar to companies in the Russell Midcap Growth Index) at the time of purchase. The Fund invests in securities of companies that are diversified across economic sectors. It attempts to maintain sector concentrations that approximate those of its current benchmark, the Russell Midcap Growth Index. The Fund is not an index fund and does not limit its investment to the securities of issuers in the Russell Midcap Growth Index. The Fund may invest up to 25% of its assets in securities of foreign companies. At December 31, 2003, 28 Plan participants were invested in fund. At December 31, 2003, the value per share and number of shares were $7.64 and 28,976, respectively.

The Principal Partners SmallCap Growth II Fund seeks long-term growth of capital. The Fund pursues its investment objective by investing primarily in equity securities. Under normal market conditions, the Fund invests at least 80% of its assets in equity securities of companies with small market capitalizations (those with market capitalizations equal to or smaller than the greater of 1) $2.5 billion or 2) the highest market capitalization of the companies in the Russell 2000 Growth Index at the time of purchase). The Fund may invest up to 25% of its assets in securities of foreign companies. At December 31, 2003, 22 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $8.03 and, 18,242, respectively.

12	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

The Principal S&P 600 Index Fund seeks long-term growth of capital. Under normal market conditions, the Fund invests at least 80% of its assets in common stocks of companies that compose the Standard & Poor’s (S&P) SmallCap 600 Index. The Sub-Advisor, Principal, attempts to mirror the investment performance of the Index by allocating the Fund’s assets in approximately the same weightings as the S&P SmallCap 600 Index. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the Index than smaller ones. Over the long-term Principal seeks a very close correlation between performance of the Fund, before expenses, and that of the S&P SmallCap 600. The Fund uses an indexing strategy and is not managed according to traditional methods of “active” investment management. Active management would include buying and selling securities based on economic, financial, and investment judgment. Instead, the Fund uses a passive investment approach. Rather than judging the merits of a particular stock in selecting investments, Principal focuses on tracking the S&P SmallCap 600. Principal may also use stock futures as a substitute for the sale or purchase of securities. It does not attempt to manage market volatility, use defensive strategies or reduce the effect of any long-term periods of poor stock performance. At December 31, 2003, 8 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $13.64 and 2,146, respectively.

The Putnam International Equity A Fund’s investment objective is to seek capital appreciation. The Fund invests mainly in common stocks of companies outside the United States that the Fund believes have favorable investment potential. Under normal circumstances, the Fund invests at least 80% of its net assets in equity investments, mainly mid-sized and large companies; however, the Fund may invest in companies of any size. The Fund emphasizes investments in developed countries, but also may invest in companies located in emerging markets. At December 31, 2003, 25 Plan participants were invested in the fund. At December 31, 2003, the value per share and number of shares were $20.66 and 7,807, respectively.

13	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Investments

The following presents investments, at fair market value, that represent 5% or more of the Plan’s net assets:

	December 31
	2003		2002
Safeguard Scientifics, Inc. (221,496 and 405,915 shares, respectively)	$894,843	*	665,701	*
Principal Money Market Fund (414,900 shares)	414,900	*	—
Principal S&P 500 Index Fund (29,907 shares)	255,106	*	—
Principal LifeTime 2030 Fund (28,750 shares)	305,327	*	—
Principal Partners LargeCap Value Fund (41,481 shares)	501,084	*	—
Principal Partners MidCap Value Fund (20,973 shares)	264,681	*	—
American Funds Growth Fund of America R3 Fund (56,278 shares)	1,369,809	*	—
Excelsior Value and Restructuring Fund – Class A (27,702 shares)	—		677,591	*
Strong Growth 20 Fund – Investor Class (68,329 shares)	—		696,270	*
Schwab S&P 500 Fund (15,034, shares)	—		203,862	*
Weitz Partners Value Fund (16,542 shares)	—		283,703	*
Schwab Institutional Advantage Money Fund (419,472 shares)	—		419,472	*
Turner Midcap Growth Fund (29,904 shares)	—		439,883	*
Value Line Asset Allocation Fund (29,866 shares)	—		448,593	*

* Represents 5% or more of the Plan’s net assets available for benefits.

14	(Continued)

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated in value by $1,718,724. In 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the years) depreciated in value by $(2,723,538) and $(4,954,498), respectively, as follows:

	Year ended December 31
Investment	2003	2002	2001
Mutual funds	$1,489,582	(1,173,583)	(648,694)
Common stock	229,142	(1,549,955)	(4,305,804)

	$1,718,724	(2,723,538)	(4,954,498)

(5)	Income Tax Status

Participant contributions are made from compensation before income tax deductions in accordance with Section 401(k) of the Internal Revenue Code. Participants are not subject to income tax on contributions to the Plan, appreciation in Plan assets, or income earned thereon until their funds are withdrawn from the Plan.

The Internal Revenue Service determined and informed the Company by a letter dated February 25, 2004 that the Company’s Plan, as in effect prior to the adoption of the Principal Life Insurance Company’s non-standard prototype plan on August 1, 2003, was designed in accordance with applicable sections of the Internal Revenue Code. Principal Life Insurance Company received a determination letter on August 7, 2001 that its non-standard prototype plan, which was adopted by the Company effective as of August 1, 2003, satisfies the applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	Subsequent Event

Effective January 1, 2004, the Putnam International Equity A Fund was eliminated as an investment alternative and the American Funds EuroPacific Growth R3 was added as a replacement investment option.

Effective April 29, 2004, the participant loan provision was amended to extend the repayment period for loans used to purchase a dwelling from 15 years to 30 years.

Schedule 1

SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
(Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue,		Description of investment including
borrower, lessor,		maturity date, rate of interest,	Current
or similar party		collateral, par, or maturity value	value
		Registered Investment Company
* Princor Financial Services		PRIN INV MONEY MARKET PREF FD	414,900
		Registered Investment Company
Mason Street Funds		MASON ST SELECT BOND A FUND	165,623
		Registered Investment Company
* Princor Financial Services		PRIN INV S&P 500 IDX PREF FD	255,106
		Registered Investment Company
* Princor Financial Services		PRIN INV LFTM STR INC PREF FD	2,047
		Registered Investment Company
* Princor Financial Services		PRIN INV LIFETIME 2010 PREF FD	10,676
		Registered Investment Company
* Princor Financial Services		PRIN INV LIFETIME 2020 PREF FD	3,646
		Registered Investment Company
* Princor Financial Services		PRIN INV LIFETIME 2030 PREF FD	305,327
		Registered Investment Company
* Princor Financial Services		PRIN INV LIFETIME 2040 PREF FD	4,494
		Registered Investment Company
* Princor Financial Services		PRIN INV LIFETIME 2050 PREF FD	41,534
		Registered Investment Company
* Princor Financial Services		PRIN INV PTR LGCP BLD PREF FD	12,672
		Registered Investment Company
* Princor Financial Services		PRIN INV PTR LGCP VAL PREF FD	501,084
		Registered Investment Company
* Princor Financial Services		PRIN INV PTR MDCP VAL PREF FD	264,681
		Registered Investment Company
American Century Investments		AMER CENT SM CAP VAL ADV FUND	10,491
		Registered Investment Company
The American Funds		AM FUNDS GROWTH FUND R3 FUND	1,369,809
		Registered Investment Company
* Princor Financial Services		PRIN INV S&P 400 IDX PREF FD	8,765
		Registered Investment Company
* Princor Financial Services		PRIN INV PTR LGCP GR I PREF FD	28,460
		Registered Investment Company
* Princor Financial Services		PRIN INV PTR MIDCAP GR PREF FD	221,376
		Registered Investment Company
* Princor Financial Services		PRIN INV PTR SMCP GR II PRF FD	146,486
		Registered Investment Company
* Princor Financial Services		PRIN INV S&P 600 IDX PREF FUND	29,275
		Registered Investment Company
* Putnam Investments		PUTNAM INTL EQUITY A FUND	161,302
		Employer Security
* Safeguard Scientifics, Inc.		SAFEGUARD SCIENTIFICS, INC.	894,844

			4,852,598
Participant loans	**	Interest rate is 5.75%, maturity date on the
		one outstanding loan is May 2007	1,642

			4,854,240

*Parties-in-interest

See accompanying independent auditors’ report.